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AUG 2 8 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. G. Long & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 West Front Street, Suite 302
(No. and Street)

Missoula, MT 59802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott G. Long 406-721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott G. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. G. Long & Company, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board / CCO

Title

Notary Public

KIM SMITH
NOTARY PUBLIC for the State of Montana
Residing at Missoula, MT
My Commission Expires August 16, 2014.

KIM SMITH NOTARIAL SEAL STATE OF MONTANA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

601 West Riverside Avenue, Suite 1800
Spokane, WA 99201

T (509) 747-2600 F (509) 624-5129

Acumen. Agility. Answers.

August 27, 2012

Ms. Susan Williams, President
S.G. Long & Company
283 West Front Street
Missoula, MT 59802

Dear Ms. Williams

Attached you will find in PDF format ***(with printing capabilities only)*** the audited financial statements of S.G. Long & Company. as of June 30, 2012. You should not alter the language or financial information included in the document.

Any reproduction of the financial statements **must be** in their entirety, including our accompanying reports. You may not include the financial statements and our report in an annual report, offering memorandum, or similar document without our review and approval.

You must have version 8 or later of Acrobat Reader to open the attached financial statements, then double-click in the area below. Your opening of this attachment indicates your understanding and acceptance of these conditions.

Please do not hesitate to contact me if you have any questions.

MOSS ADAMS LLP

Michael R. Thronson, Partner

Attachment

:tma


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS



Report of Independent Registered Public Accounting Firm
and Financial Statements with
Supplemental Information for

S.G. Long & Company

(A Wholly Owned Subsidiary of
S.G. Long Financial Service Corp.)

June 30, 2012

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

CONTENTS


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

Board of Directors
S.G. Long & Company

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly owned subsidiary of S.G. Long Financial Service Corp.) (Company) as of June 30, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.G. Long & Company at June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS (continued)

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III, are presented for purposes of additional analysis and are not a required part of the financial statements but is supplementary information required by Rule 17a-5 under The Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
August 27, 2012

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2012
Cash and cash equivalents	$ 61,827
Receivables	
Clearing organizations	37,257
Other	10,000
Prepaid expenses	11,819
	120,903
DEPOSITS	50,351
Total assets	$ 171,254

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 793
Accrued expenses	49,145
	49,938
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	87,648
Additional paid-in capital	55,000
Accumulated deficit	(21,332)
	121,316
Total liabilities and stockholder's equity	$ 171,254

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS

	Year Ended June 30, 2012
Revenues	
Commissions and trails	$ 562,115
Managed accounts fees	167,595
Outside fees	252,904
	982,614
Expenses	
Cost sharing fees	248,026
Commissions and trails payout	196,271
Managed and outside fees payouts	243,133
Broker expenses and charges	101,071
Payroll taxes	29,663
Insurance	25,777
Computer and stock quotes	20,363
Professional fees	18,076
Executive salaries	36,000
Retirement plan contribution	19,130
Taxes and licenses	11,805
Office supplies and postage	2,586
Dues and subscriptions	12,948
Training	4,098
Advertising	1,716
Travel and entertainment	5,127
Legal	10,354
Contributions	5,378
Other expenses	4,981
	996,503
Loss from operations	(13,889)
Other income	
Investment income	803
Net loss	$ (13,086)

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, beginning of year	31,367	$ 87,648	$ 55,000	$ 25,967	$ 168,615
Noncash dividend	-	-	-	(34,213)	(34,213)
Net loss	-	-	-	(13,086)	(13,086)
Balance, end of year	31,367	$ 87,648	$ 55,000	$ (21,332)	$ 121,316

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF CASH FLOWS

	Year Ended June 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (13,086)
Adjustments to reconcile net loss to net cash and cash equivalents from operating activities	
Change in assets and liabilities	
Receivables	9,343
Prepaid expenses	245
Accounts payable and accrued liabilities	(11,950)
Net cash from operating activities	(15,448)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(15,448)
CASH AND CASH EQUIVALENTS, beginning of year	77,275
CASH AND CASH EQUIVALENTS, end of year	$ 61,827
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES	
Noncash dividend to transfer fixed assets to S.G. Long Financial Service Corp.	$ 34,213

See accompanying notes.

Note 1 – Summary of Significant Accounting Policies

Operations – S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Service Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Service Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Service Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments – Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Revenue recognition – Securities transactions and related revenue and expenses are recorded on a trade date basis.

Advertising – The Company expenses the costs of advertising as incurred. Total advertising expense was $1,716 for the year ended June 30, 2012.

Income taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Income taxes (continued) - The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on July 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

Deposits - The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2012.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Subsequent events - The Company has evaluated subsequent events through August 27, 2012, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 - Cash and Cash Equivalents

At June 30, 2012, the Company's cash and cash equivalents consisted of:

Bank accounts	$	1,484
Petty cash		100
Money market accounts		51,452
Undeposited funds		8,791
	$	61,827

Note 3 - Related Party Transactions

The Company entered into a cost sharing agreement with its parent, S.G. Long Financial Service Corp., and affiliate, S.G.L. Investment Advisors, Inc., effective July 1, 2012, to allocate shared administrative expenses and fixed assets among the three companies. As a result, expenses previously paid for by the Company were transferred to the parent. The Company pays a fixed monthly amount for its allocation of shared expenses. Included in these expenses are rent, salaries, depreciation, and office expense. The Company's cost sharing expense was $248,026 for the year ended June 30, 2012.

On July 1, 2011, the Company transferred its fixed assets with a net book value of $34,213 to its parent. This transfer has been accounted for as a noncash dividend on the financial statements.

The Company had a payable recorded of $793 at June 30, 2012, due to its parent comprised of administrative services.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-l), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012, the Company had net capital of $109,044, which was $59,044 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

Note 5 - Income Taxes

The Company has deferred income tax assets of $5,470 that relate to timing differences between book and tax deductions for the Company. Since the Company's taxable income is reported in the consolidated tax return of its parent, S.G. Long Financial Service Corp., the realization of the deferred income tax assets depends on consolidated taxable income in future periods. A 100% valuation allowance has been established since consolidated taxable income in future periods is not reasonably assured, and accordingly, the deferred income taxes are not reported on the Company's statement of financial condition.

Note 5 - Income Taxes (continued)

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company is no longer subject to tax examinations by the U.S. and state tax authorities for years before 2008. The Company does not have any uncertain tax positions. As of June 30, 2012, there is no accrued interest or penalties recorded in the financial statements.

Note 6 - Retirement Plan

The Company sponsors a 401(k) plan (the Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2012, there were no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $19,130 in 2012.

S.G. LONG & COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	June 30, 2012
Total stockholder's equity	$ 121,316
Deduct equity not allowable for net capital	-
Total equity qualified for net capital	121,316
Nonallowable assets	
Petty cash	100
Nonallowable receivables	-
Prepaid expenses	11,819
Deposits	351
	12,270
Net capital before deductions	109,046
Deductions on securities	
Trading and investment securities	-
Net capital	$ 109,046
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 3,329
Minimum dollar requirement	$ 50,000
Net capital	109,046
Excess net capital (net capital less minimum dollar requirement)	$ 59,046
Total aggregate indebtedness per statement of financial condition	$ 49,938
Ratio of aggregate indebtedness to net capital	46%

S.G. LONG & COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholder's equity - as reported in FOCUS Report	$	121,316
Adjustments, none to report		-
STOCKHOLDER'S EQUITY, per audited financial statements	$	121,316
NET CAPITAL		
Net capital as reported in FOCUS Report	$	84,396
Adjustments		24,650
NET CAPITAL, per audited financial statements	$	109,046

S.G. LONG & COMPANY
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

S.G. Long & Company is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection (k)(2)(ii).

S.G. LONG & COMPANY
SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQURIEMENTS UNDER SEC RULE 15C3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

Amount	None
Number of items	None

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.

Amount	None
Number of items	None


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control activities for safeguarding activities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.


Praxity
MEMBER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be presented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first three paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2012, to meet the SEC's objectives.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 27, 2012


S.G. LONG
MEMBER FINRA/SIPC AND COMPANY

August 27, 2012

Moss Adams LLP
601 West Riverside, Suite 1800
Spokane, WA 99201

We are providing this letter in connection with your audit of the statement of financial condition of S.G. Long and Company as of June 30, 2012, and the related statement of operations, changes in stockholder equity, and cash flows for the year ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of S.G. Long and Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement

We confirm, to the best of our knowledge and belief, as of August 27, 2012, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made available to you all—
    a. Financial records and related data.
    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
6. We have no knowledge of any fraud or suspected fraud affecting the entity involving—
    a. Management,
    b. Employees who have significant roles in internal control, or
    c. Others where the fraud could have a material effect on the financial statements.
7. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.
8. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
9. Net capital computations, prepared by the Company during the period from July 1, 2011 through August 27, 2012, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and applicable exchange requirements) at all times during the period.

10. We believe that the effects of the uncorrected financial statement misstatements summarized in the schedule below are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

SG LONG & COMPANY
Passed Adjusting Journal Entries
6/30/2012

	Debit/(Credit)			
Reversing effect of passed adjusting journal entries for June 30, 2011	**Assets**	**Liabilities**	**Equity**	**Impact on Net Income (Increase) Decrease**
To adjust accrued nonnetwork income to refelct the amount received in July 2011 that was earned in June 2011	$ -	$ -	$ 1,565	$ (1,565)
Reversing effect of prior year (June 30, 2011) passed entries	$ -	$ -	$ 1,565	$ (1,565)
Effect of passed adjusting journal entries for June 30, 2012				
To account for underaccrued expenses as of June 30, 2012	-	(3,678)	-	3,678
To adjust accrued nonnetwork income to refelct the amount received in July 2011 that was earned in June 2011	(2,975)	1,478	-	1,478
Effect of current year (June 30, 2012) passed entries	$ (2,975)	$ (2,200)	$ -	$ 5,156
Total Cumulative Effect of Passed Adjustments for June 30, 2012 and 2011	$ (2,975)	$ (2,200)	$ 1,565	$ 3,591
Tax Effect	647	479	(341)	(781)
Total Cumulative Effect of Passed Adjustments, After-tax	$ (2,328)	$ (1,721)	$ 1,224	$ 2,810

11. There are no capital withdrawals anticipated within the next six months.

12. There are no material weaknesses or inadequacies at June 30, 2012, or during the period from July 1, 2012 through the date of this letter, in internal control and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

13. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Accounting Standards Codification (ASC) 275 Risks and Uncertainties [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

14. There are no—

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Possible illegal acts brought to the attention of management.

    c. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Accounting Standards Codification (ASC) 450, Contingencies.

    d. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450

15. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed to you and reported in the financial statements.

16. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Scott Long, Chairman

Sue Williams, President

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 771

B. Less payment made with SIPC-6 filed (exclude interest) (396)

11/30/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 375

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 375

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SG Long & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of August, 20 12.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July, 2011
and ending June, 2012
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 983,418
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	665,413
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	9,569
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	674,982
2d. SIPC Net Operating Revenues	$ 308,436
2e. General Assessment @ .0025	$ 771

(to page 1, line 2.A.)